                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2005


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X     Form 40-F
                   ---              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  X
             ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              )
                                                 --------------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's announcement with respect to its interim earnings results for the six months ended June 30th, 2005.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the anticipated effects of a proposed acquisition of certain overseas assets from one of its affiliates;

     o the Registrant's plan to improve production and operational efficiency and profitability

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              PetroChina Company Limited


Dated: August 25, 2005                        By:    /s/ Li Huaiqi
                                                 -------------------------------
                                              Name:  Li Huaiqi
                                              Title: Company Secretary

                                (PETROCHINA LOGO)

                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                (STOCK CODE: 857)
   ANNOUNCEMENT OF THE INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

FINANCIAL AND BUSINESS SUMMARY

--------------------------------------------------------------------------------

Output of crude oil for the first half of 2005 was 396.6 million barrels, representing an increase of 2.1% from the first half of 2004.

Output of marketable natural gas for the first half of 2005 was 506.4 billion cubic feet, representing an increase of 23.4% from the first half of 2004.

Total output of crude oil and natural gas for the first half of 2005 was 481.0 million barrels of oil equivalent, representing an increase of 5.3% from the first half of 2004.

Consolidated turnover for the first half of 2005 was RMB252,489 million, representing an increase of 41.5% from the first half of 2004.

Consolidated net profit* for the first half of 2005 was RMB61,624 million, representing an increase of 36.1% from the first half of 2004.

Basic and diluted earnings per share for the first half of 2005 were RMB0.35, representing an increase of RMB0.09 per share from the first half of 2004.

THE BOARD OF DIRECTORS HAS RESOLVED TO DISTRIBUTE AN INTERIM DIVIDEND FOR 2005 OF RMB0.157719 PER SHARE.

*    Profit attributable to the Company's shareholders
--------------------------------------------------------------------------------

The Board of Directors (the "BOARD") of PetroChina Company Limited (the "COMPANY") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "GROUP") for the six months ended June 30, 2005 and its financial position as of June 30, 2005:


CONSOLIDATED PROFIT AND LOSS ACCOUNT


                                                                                  SIX MONTHS ENDED JUNE 30
                                                                                -----------------------------
                                                                                    2005             2004
                                                                                    ----             ----
                                                                                (UNAUDITED)       (UNAUDITED)
                                                                                -----------       -----------
                                                                                                    (NOTE 1)
                                                                                                    --------
                                                                     NOTES          (RMB              (RMB
                                                                                  MILLION)          MILLION)
                                                                                  --------          --------

TURNOVER                                                                 3          252,489           178,404
                                                                                   --------          --------
OPERATING EXPENSES
Purchases, services and other                                                       (96,362)          (51,272)
Employee compensation costs                                                         (12,800)          (10,540)
Exploration expenses, including exploratory dry holes                                (8,528)           (5,630)
Depreciation, depletion and amortization                                            (25,791)          (24,746)
Selling, general and administrative expenses                                        (13,797)          (12,794)
Taxes other than income taxes                                                       (10,660)           (9,417)
Other income, net                                                                       986               251
                                                                                   --------          --------
TOTAL OPERATING EXPENSES                                                           (166,952)         (114,148)
                                                                                   --------          --------
PROFIT FROM OPERATIONS                                                               85,537            64,256
                                                                                   --------          --------
FINANCE COSTS
Exchange gain                                                                            96                35
Exchange loss                                                                           (16)              (25)
Interest income                                                                         537               453
Interest expense                                                                     (1,185)           (1,413)
                                                                                   --------          --------
TOTAL FINANCE COSTS                                                                    (568)             (950)
                                                                                   --------          --------
SHARE OF PROFIT OF ASSOCIATES                                                           498               603
                                                                                   --------          --------
PROFIT BEFORE TAXATION                                                   4           85,467            63,909
TAXATION                                                                 5          (23,246)          (17,899)
                                                                                   --------          --------
PROFIT FOR THE PERIOD                                                                62,221            46,010
                                                                                   ========          ========
ATTRIBUTABLE TO:
Equity holders of the Company                                                        61,624            45,276
Minority interests                                                                      597               734
                                                                                   --------          --------
                                                                                     62,221            46,010
                                                                                   ========          ========
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO
 EQUITY HOLDERS OF THE COMPANY DURING THE PERIOD (RMB)                   6             0.35              0.26
                                                                                   ========          ========
DIVIDENDS ATTRIBUTABLE TO:
Interim dividend proposed after the balance sheet date                   8           27,731            20,381
                                                                                   ========          ========


CONSOLIDATED BALANCE SHEET


                                                       JUNE 30, 2005   DECEMBER 31, 2004
                                                       -------------   -----------------
                                                        (UNAUDITED)        (AUDITED)
                                                        -----------        ---------
                                                                           (NOTE 1)
                                                                           --------
                                                       (RMB MILLION)     (RMB MILLION)
                                                       -------------     -------------

NON CURRENT ASSETS
Property, plant and equipment                             471,457           469,705
Investments in associates                                   7,085             7,953
Available-for-sale investments                              2,056             1,510
Advance operating lease payments                           12,918            12,283
Intangible and other assets                                 2,893             3,020
                                                          -------           -------
                                                          496,409           494,471
                                                          -------           -------
CURRENT ASSETS
Inventories                                                52,208            46,214
Accounts receivable                                         4,888             2,733
Prepaid expenses and other current assets                  26,573            17,089
Notes receivable                                            3,831             4,838
Investments in collateralized loans                           443             5,620
Time deposits with maturities over three months             1,500             1,400
Cash and cash equivalents                                  69,857            38,982
                                                          -------           -------
                                                          159,300           116,876
                                                          -------           -------
CURRENT LIABILITIES
Accounts payable and accrued liabilities                   86,226            71,016
Income tax payable                                         12,357            17,484
Other taxes payable                                         7,140             4,806
Short-term borrowings                                      28,303            28,093
                                                          -------           -------
                                                          134,026           121,399
                                                          -------           -------
NET CURRENT ASSETS/(LIABILITIES)                           25,274            (4,523)
                                                          -------           -------
TOTAL ASSETS LESS CURRENT LIABILITIES                     521,683           489,948
                                                          =======           =======
EQUITY


Equity attributable to equity holders of the Company
Share capital
 -- State-owned shares of RMB1.00 each                      158,242        158,242
 -- H shares of RMB1.00 each                                 17,582         17,582
                                                           --------       --------
                                                            175,824        175,824
Retained earnings                                           178,544        142,856
Reserves                                                    106,309        106,318
                                                           --------       --------
                                                            460,677        424,998
Minority interests                                            8,979          9,393
                                                           --------       --------
Total equity                                                469,656        434,391
                                                           --------       --------
NON CURRENT LIABILITIES
Long-term borrowings                                         35,357         38,769
Other long-term obligations                                     705          2,448
Deferred taxation                                            15,965         14,340
                                                           --------       --------
                                                             52,027         55,557
                                                           --------       --------
                                                            521,683        489,948
                                                           ========       ========

NOTES:

1.   ACCOUNTING POLICIES

     The consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting". The accounting policies and methods of computation used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended December 31, 2004 except for the ones modified by the Company as a result of the adoption of the new revised International Financial Reporting Standards ("IFRS").

     In 2005, the Group adopted the new revised IFRS below, which are relevant to its operations. The 2004 comparative numbers have been amended as required, in accordance with the relevant requirements. The adoption of the IFRS did not result in substantial changes to the Group's accounting policies. In summary:

     -- IAS 1 and 27 (both revised in 2003) has affected the presentation of minority interests. IAS 1 (revised in 2003) also has affected the presentation of share of profit of associates and requires the disclosure of critical accounting estimates.

     --   IAS 2, 8, 10, 16, 17, 21, 28, 32, 33 (all revised in 2003) and 39
          (revised in 2004) and IFRS 2 had no material effect on the Group's policies.

     -- IAS 24 (revised in 2003) has affected the identification of related parties and some other related-party disclosures. (See the revised accounting policy below)

     -- IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operation, which did not have any material impact on the results and financial positions of the Group as the Group did not hold material assets in this category during the periods presented.

     -- The Group has early adopted IFRS 6, which did not require a change in the accounting policies for exploration and evaluation activities.

     Related parties include China National Petroleum Corporation ("CNPC") and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations in which the Company is able to control or exercise significant influence, key management personnel of the Company and CNPC and their close family members.

     The consolidated interim condensed financial statement presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Group for the year ended December 31, 2004. The consolidated interim condensed financial statements as of June 30, 2005 and for the six-month periods ended June 30, 2005 and June 30, 2004 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the consolidated interim condensed financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results of operations expected for the year ending December 31, 2005.

     Costs that were incurred unevenly during the financial year are anticipated or deferred in these consolidated interim condensed financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

     Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2005 is principally 25% (six months ended June 30, 2004: 27%).

     In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company has acquired the petroleum and natural gas-related refinery and petrochemical businesses respectively owned by CNPC's wholly-owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited ("Dayuan") and Qingyang Refinery and Petrochemical Company Limited ("Qingyang"), from CNPC for which the Company paid a cash consideration of RMB9.14 million. The RMB9.14 million purchase price was included as payable to CNPC at June 30, 2005.

     The acquisition is a combination of businesses under common control since the Company and the CNPC's refinery and petrochemical businesses owned by Dayuan and Qingyang are under the common control of CNPC. As a result, the Company has accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at historical cost to CNPC (net liabilities of RMB183 million at the effective date). The consolidated financial statements have been restated to give effect to the acquisition with all period presented as if the operations of the Company and these refinery and petrochemical businesses have always been combined. The difference between RMB9.14 million paid and the net liabilities transferred from CNPC has been adjusted against equity.

     The summarized results of operations for the refinery and petrochemical businesses and on a consolidation basis for the six months ended June 30, 2004 are set out below:



                                                                  REFINERY AND
                                                                  PETROCHEMICAL
                                                     PETROCHINA     BUSINESSES   CONSOLIDATED
                                                     ----------   -------------  ------------
                                                   (RMB MILLION)  (RMB MILLION)  (RMB MILLION)
                                                   -------------  -------------  -------------

Results of operations:
Turnover                                              179,552         1,975        178,404
Profit/(Loss) for the period                           46,026           (16)        46,010
Basic and diluted earnings per share for profit
 attributable to the equity holders of the
 Company (RMB)                                           0.26          0.00           0.26
FINANCIAL POSITION:
Total Assets                                          567,172         1,909        569,010
Total Liabilities                                     173,023         2,000        174,952
Net Assets/(Liabilities)                              394,149           (91)       394,058


2.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The matters described below are considered to be the most critical in understanding the judgments that are involved in preparing the Group's financial statements:

     (a)  ESTIMATION OF OIL AND NATURAL GAS RESERVE

          Oil and gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions. Changes to the Group's estimates of proved reserves, particularly proved developed reserves, may affect the amount of depreciation, depletion and amortization recorded in the Group's financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortization charges (assuming constant production) and reduce net income.

     (b)  ESTIMATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment, including oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as future prices of crude oil, refined products and chemical products, production profile, etc. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the policies will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavourable changes might have caused an additional unknown number of other assets to become impaired.

3.   TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 9.

4.   PROFIT BEFORE TAXATION


                                                                              SIX MONTHS ENDED JUNE 30
                                                                              ------------------------
                                                                                 2005            2004
                                                                               --------        --------
                                                                            (RMB MILLION)    (RMB MILLION)
                                                                            -------------    -------------

Profit before taxation is arrived at after crediting and charging of the following items:
Crediting
Dividend income from available-for-sale investments                                  78              62
Reversal of impairment of receivables                                               169             274
Reversal of impairment of available-for-sale investments                              1               4
Reversal of write down in inventories                                                87             122
Charging
Amortization on intangible and other assets                                         319             384
Cost of inventories (approximate cost of goods sold) recognized as
 expense                                                                        124,200          79,056
Depreciation on property, plant and equipment (including impairment provision)
 -- owned assets                                                                 24,543          24,063
 -- assets under finance leases                                                       7               8
Impairment of available-for-sale investments                                         --              28
Impairment of receivables                                                             2           1,027
Interest expense (Note (a))                                                       1,185           1,413
Loss on disposal of property, plant and equipment                                    41              99
Operating lease expenses                                                          2,525           1,855
Repair and maintenance                                                            2,493           2,504


Research and development expenditure                                              1,043             906
Write down in inventories                                                            16             126
                                                                               ========        ========
Note (a) INTEREST EXPENSE
Interest expense                                                                  1,586           1,760
Less: Amounts capitalized                                                          (401)           (347)
                                                                               --------        --------
                                                                                  1,185           1,413
                                                                               ========        ========

5.   TAXATION


                                                   SIX MONTHS ENDED JUNE 30
                                                   ------------------------
                                                    2005              2004
                                                  -------            -------
                                                (RMB MILLION)     (RMB MILLION)
                                                -------------     -------------


Income tax                                         21,621             18,010
Deferred tax                                        1,625               (111)
                                                  -------            -------
                                                   23,246             17,899
                                                  =======            =======

     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2004: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:


                                                       SIX MONTHS ENDED JUNE 30
                                                       ------------------------
                                                         2005             2004
                                                       -------          -------
                                                     (RMB MILLION)   (RMB MILLION)
                                                     -------------   -------------

Profit before taxation                                  85,467           63,909
                                                       -------          -------
Tax calculated at a tax rate of 33%                     28,204           21,090
Prior year tax return adjustment                           364                2
Effect of preferential tax rate                         (4,946)          (2,668)
Income not subject to tax                                 (406)            (592)
Expenses not deductible for tax purposes                    30               67
                                                       -------          -------
Tax charge                                              23,246           17,899
                                                       =======          =======


6.   BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the six months ended June 30, 2005 and 2004 have been computed by dividing the profit attributable to equity holders of the Company by the number of 175,824 million shares issued and outstanding for each of the periods.

     There are no dilutive potential ordinary shares.

7.   CHANGES IN EQUITY


                                                            ATTRIBUTABLE TO EQUITY HOLDERS
                                                                     OF THE COMPANY
                                                        -----------------------------------------
                                                          SHARE         RETAINED                         MINORITY            TOTAL
                                                         CAPITAL        EARNINGS         RESERVES        INTERESTS          EQUITY
                                                        --------        --------         --------        ---------         --------
                                                         (RMB             (RMB             (RMB             (RMB             (RMB
                                                        MILLION)         MILLION)         MILLION)        MILLION)         MILLION)
                                                        --------         --------         --------        --------         --------

Balance at January 1, 2004 as previously
 presented                                               175,824          89,577           91,212               --          356,613
Representation as a result of the
 adoption of the revised IAS1 and IAS27                       --              --               --            5,608            5,608
 (Note 1)
Adjustment for the acquisition of the
 refinery and petrochemical business                          --            (633)             554                5              (74)
 (Note 1)                                               --------        --------         --------         --------         --------
Balance at January 1, 2004                               175,824          88,944           91,766            5,613          362,147
Profit from January 1 to June 30, 2004                        --          45,276               --              734           46,010
Final dividend attributable to equity
 holders of the Company for 2003 (Note 8)                     --         (13,947)              --               --          (13,947)
Dividend to minority interests                                --              --               --             (143)            (143)
Other movement                                                --              --               --               (9)              (9)
                                                                                                          --------         --------
Balance at June 30, 2004                                 175,824         120,273           91,766            6,195          394,058
                                                        ========        ========         ========         ========         ========
Balance at January 1, 2005 as previously
 presented                                               175,824         143,624          105,764               --          425,212
Representation as a result of the
 adoption of the revised IAS1 and IAS 27                      --              --               --            9,391            9,391
 (Note 1)
Adjustment for the acquisition of the
 refinery and petrochemical business                          --            (768)             554                2             (212)
 (Note 1)                                               --------        --------         --------         --------         --------
Balance at January 1, 2005                               175,824         142,856          106,318            9,393          434,391


Profit from January 1 to June 30, 2005                        --          61,624               --              597           62,221
Final dividend attributable to equity
 holders of the Company for 2004 (Note 8)                     --         (25,936)              --               --          (25,936)
Payment to CNPC for acquisition of
 refinery and petrochemical business                          --              --               (9)              --               (9)
 (Note 1)
Dividends to minority interests                               --              --               --             (214)            (214)
Return capital to minority interests due
 to liquidation of subsidiaries                               --              --               --             (848)            (848)
Other movement                                                --              --               --               51               51
                                                         -------         -------          -------            -----          -------
Balance at June 30, 2005                                 175,824         178,544          106,309            8,979          469,656
                                                         =======         =======          =======            =====          =======

8.   DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY


                                                                               SIX MONTHS ENDED JUNE 30
                                                                               ------------------------
                                                                                 2005           2004
                                                                                ------         ------
                                                                                 (RMB           (RMB
                                                                               MILLION)       MILLION)
                                                                               --------       --------

Final dividend attributable to equity holders of the Company for 2003
 (Note (i))                                                                          --         13,947
Final dividend attributable to equity holders of the Company for 2004
 (Note (ii))                                                                     25,936             --
                                                                                 ------         ------
                                                                                 25,936         13,947
                                                                                 ======         ======

     (i) A final dividend attributable to equity holders of the Company in respect of 2003 of RMB0.079324 per share amounting to a total of RMB13,947 million was paid on June 2, 2004, and was accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2004.

     (ii) A final dividend attributable to equity holders of the Company in respect of 2004 of RMB0.147511 per share amounting to a total of RMB25,936 million was paid on June 10, 2005, and was accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2005.

     (iii) As authorized by shareholders in the Annual General Meeting on May 26, 2005, the Board of Directors, in a meeting held on August 24, 2005, resolved to distribute an interim dividend attributable to equity holders of the Company in respect of 2005 of RMB0.157719 per share amounting to a total of RMB27,731 million. These financial statements do not reflect this dividend payable, as it was not authorized until after the balance sheet date.

9.   SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing, and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sales of basic petrochemical products, derivative petrochemical products and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

     Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group conducts exploration and production of crude oil and natural gas in Indonesia.

     The accounting policies of the operating segments are the same as those described in Note 1 -- "Accounting Policies".

     Operating segment information for the six months ended June 30, 2005 and 2004 is presented below:


     PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS



                                     EXPLORATION       REFINING         CHEMICALS         NATURAL
SIX MONTHS ENDED                         AND              AND              AND            GAS AND
JUNE 30, 2005                        PRODUCTION        MARKETING        MARKETING        PIPELINE          OTHER            TOTAL
----------------                     -----------       ---------        ---------        --------          -----            -----
                                        (RMB             (RMB             (RMB             (RMB             (RMB             (RMB
                                       MILLION)         MILLION)         MILLION)         MILLION)        MILLION)         MILLION)
                                       --------         --------         --------         --------        --------         --------

Turnover (including
 intersegment)                          143,895          200,883           37,035           11,874              --          393,687
Less: Intersegment
 sales                                 (121,484)         (15,098)          (2,125)          (2,491)             --         (141,198)
                                       --------          -------           ------           ------                         --------
Turnover from
 external customers                      22,411          185,785           34,910            9,383              --          252,489
                                       ========          =======           ======           ======           =====         ========
Depreciation,
 depletion and                          (16,073)          (5,135)          (2,452)          (2,083)            (48)         (25,791)
 amortization
Segment result                           87,205            2,959            6,736            1,666            (218)          98,348
Other costs                              (2,512)          (8,908)            (980)            (188)           (223)         (12,811)
                                       --------          -------           ------           ------            -----        --------
Profit/(loss) from
 operations                              84,693           (5,949)           5,756            1,478            (441)          85,537
                                       ========          =======           ======           ======            =====        ========



                                    EXPLORATION         REFINING        CHEMICALS         NATURAL
Six months ended                        AND               AND              AND            GAS AND
June 30, 2004                        PRODUCTION        MARKETING        MARKETING        PIPELINE          OTHER           TOTAL
                                    -----------        ---------        ---------        --------          -----           -----
                                        (RMB             (RMB             (RMB             (RMB             (RMB            (RMB
                                      MILLION)         MILLION)         MILLION)         MILLION)         MILLION)        MILLION)
                                      --------         --------         --------         --------         --------        --------
Turnover (including
 intersegment)                          99,526          137,491           25,434            8,917               --         271,368
Less: Intersegment
 sales                                 (80,270)          (9,504)          (1,332)          (1,858)              --         (92,964)
                                      --------         --------         --------         --------         --------        --------
Turnover from
 external customers                     19,256          127,987           24,102            7,059               --         178,404
                                      ========         ========         ========         ========         ========        ========
Depreciation,
 depletion and                         (14,511)          (4,909)          (4,002)          (1,274)             (50)        (24,746)
 amortization
Segment result                          55,607           17,087            3,190            1,321             (406)         76,799
Other costs                             (2,906)          (8,103)          (1,237)             (88)            (209)        (12,543)
                                      --------         --------         --------         --------         --------        --------
Profit/(loss) from
 operations                             52,701            8,984            1,953            1,233             (615)         64,256
                                      ========         ========         ========         ========         ========        ========

     SECONDARY REPORTING FORMAT -- GEOGRAPHICAL SEGMENTS



                                    TURNOVER               TOTAL ASSETS            CAPITAL EXPENDITURE
                                    --------               ------------            -------------------
SIX MONTHS ENDED JUNE 30       2005         2004         2005         2004          2005         2004
------------------------      -------      -------      -------      -------       ------       ------
                               (RMB         (RMB         (RMB         (RMB          (RMB         (RMB
                              MILLION)     MILLION)     MILLION)     MILLION)      MILLION)    MILLION)
                              --------     --------     --------     --------      --------    --------

PRC                           251,853      177,896      651,945      565,359       31,285       28,291
Other                             636          508        3,764        3,651          307          400
                              -------      -------      -------      -------       ------       ------
                              252,489      178,404      655,709      569,010       31,592       28,691
                              =======      =======      =======      =======       ======       ======

10.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The consolidated interim condensed financial statements have been prepared in accordance with IFRS, which differ in certain material respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

     Effect on income of significant differences between IFRS and US GAAP is as follows:


                                                                                   SIX MONTHS ENDED
                                                                                       JUNE 30
                                                                                 ---------------------
                                                                                  2005           2004
                                                                                 ------         ------
                                                                                  (RMB           (RMB
                                                                                 MILLION)      MILLION)
                                                                                 --------      --------

Profit for the period under IFRS                                                 62,221         46,010
US GAAP adjustments:
Depreciation charges on property, plant and equipment revaluation gain            3,436          4,391
Depreciation charges on property, plant and equipment revaluation loss             (127)          (465)
Loss on disposal of revalued property, plant and equipment                            2             47
Income tax effect                                                                (1,092)        (1,311)
Minority interests                                                                 (627)          (764)
                                                                                 ------         ------
Net income under US GAAP                                                         63,813         47,908
                                                                                 ======         ======
Basic and diluted net income per share under US GAAP (RMB)                         0.36           0.27
                                                                                 ======         ======

     Effect on equity of significant differences between IFRS and US GAAP is as follows:


                                                                                JUNE 30,    DECEMBER 31,
                                                                                  2005          2004
                                                                                -------     ------------
                                                                                 (RMB          (RMB
                                                                                MILLION)      MILLION)
                                                                                --------      --------

Equity under IFRS                                                               469,656        434,391

US GAAP adjustments:
Reversal of property, plant and equipment revaluation gain                      (80,555)       (80,555)
Depreciation charges on property, plant and equipment revaluation gain           48,879         45,443
Reversal of property, plant and equipment revaluation loss                        1,513          1,513
Depreciation charges on property, plant and equipment revaluation loss           (1,437)        (1,310)
Loss on disposal of revalued property, plant and equipment                        1,316          1,314
Deferred tax assets on revaluation                                                9,999         11,091
Minority interests                                                               (8,705)        (9,089)
Effect on the retained earnings from the one-time remedial payments for
 staff housing borne by the state shareholder of the Company                     (2,553)        (2,553)
Effect on the other reserves of the shareholders' equity from the one-time
 remedial payments for staff housing borne by the state shareholder of the        2,553          2,553
                                                                                -------        -------
Company
Shareholders' equity under US GAAP                                              440,666        402,798
                                                                                =======        =======


     Changes in shareholders' equity under US GAAP for each of the periods ended June 30, 2005 and June 30, 2004 are as follows:


                                                                                   SIX MONTHS ENDED
                                                                                       JUNE 30
                                                                                -----------------------
                                                                                  2005          2004
                                                                                  ----          ----
                                                                                  (RMB          (RMB
                                                                                  ----          ----
                                                                                MILLION)       MILLION)
                                                                                --------       --------

Beginning of the period                                                          402,798        329,126
Net profit for the period                                                         63,813         47,908
Final dividend for year 2003                                                          --        (13,947)
Final dividend for year 2004                                                     (25,936)            --
Payment to CNPC for acquisition of refinery and petrochemical business
 (Note 1)                                                                             (9)            --
                                                                                 -------        -------
End of the period                                                                440,666        363,087
                                                                                 =======        =======


     In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

     A summary of the principal differences and additional disclosures applicable to the Group is set out below:

     (a)  REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

          The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

          The June 1999 revaluation resulted in RMB80,549 million in excess of the prior carrying value and a revaluation loss of RMB1,122 million on certain property, plant and equipment.

          The September 2003 revaluation resulted in RMB872 million in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB1,257 million.

          The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2005 to June 30, 2005 was RMB3,436 million, and from January 1, 2004 to June 30, 2004 was RMB4,391 million.

          The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2005 to June 30, 2005 was RMB127 million, and from January 1, 2004 to June 30, 2004 was RMB465 million.

          The loss on disposal of revalued property, plant and equipment from January 1, 2005 to June 30, 2005 was RMB2 million, and from January 1, 2004 to June 30, 2004 was RMB47 million.

          For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

     (b)  ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

          The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

          The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

          Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB2,553 million, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group. There were no significant changes in this estimate during 2004 and the first half of 2005.

     (c)  MINORITY INTERESTS

          In accordance with the revised IAS 1 and IAS 27, minority interests becomes part of the profit for the period and total equity of the Group, whereas under US GAAP, it is respectively excluded from the net income and shareholders' equity of the Group. In addition, this reconciling item also includes the impact of minority interest's share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries, to net income and shareholders' equity under US GAAP.

     (d)  RECENT US ACCOUNTING PRONOUNCEMENTS

          In December 2004, the Financial Accounting Statements Board ("FASB") revised the Statement of Financial Accounting Standards No. 123 -- "Share-Based Payment" ("FAS 123(R)"). FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123(R) is effective as of the beginning of the company's first fiscal year that begins after June 15, 2005. The Group is evaluating the transition provisions allowed by FAS 123(R). The Group does not expect the adoption of FAS 123(R) to have a material impact on the Group's financial position or operational results.

          On November 24, 2004, the FASB issued Statement No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 151 to have a material impact on the Group's financial position or results of operation.

          On December 15, 2004, the FASB issued Statement No. 153, "Exchanges of Non-monetary Assets", an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of FAS 153 to have a material impact on the Group's financial position or results of operation.

          In May 2005, the FASB issued FAS No. 154, "Accounting changes and Error Corrections" (FAS 154) which replaces APB Opinion No. 20 "Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28". FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application or the earliest date practicable as the required method for reporting a change in accounting principle and the reporting of a correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group is currently evaluating the effect that the adoption of FAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated interim condensed financial statements for the Group and the notes thereto contained in the information required under paragraphs 46(1) to 46(9) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES") which will be submitted to the Hong Kong Stock Exchange ("HKSE") for publication on the website of the HKSE.


OVERVIEW

For the six months ended June 30, 2005, the profit before taxation of the Group was RMB85,467 million, representing an increase of 33.7% from the corresponding period of last year. Net profit was RMB61,624 million, representing an increase of 36.1% from the corresponding period of last year. The continued rapid improvement of the Company's operating results was primarily attributable to the optimal use of its competitive edge in upstream activities, streamlining of its downstream structures, speeding up of the construction of pipelines and enhancement of operation management during a period of sustained high oil prices.

For the six months ended June 30, 2005, the Company's basic and diluted earnings per share was RMB0.35.


COMPARISON BETWEEN THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2004

CONSOLIDATED OPERATING RESULTS

Turnover   Turnover increased 41.5% from RMB178,404 million for the six months ended June 30, 2004 to RMB252,489 million for the six months ended June 30, 2005. The growth was mainly attributable to the increases in the prices and sales volume of crude oil, refined oil and petrochemical products, and the increase in the sales volume of natural gas.

Operating Expenses   Operating expenses increased 46.3% from RMB114,148 million for the six months ended June 30, 2004 to RMB166,952 million for the six months ended June 30, 2005. The change was mainly attributable to an increase in the purchase costs of raw and auxiliary materials such as crude oil and refined products from external suppliers and an increase in exploration expenses due to increased exploration activities.

Purchases, Services and Other Expenses   Purchases, services and other expenses
increased 87.9% from RMB51,272 million for the six months ended June 30, 2004 to RMB96,362 million for the six months ended June 30, 2005. This was primarily due to the increase in the purchase costs of crude oil and refined products resulted from the rise in prices of raw and auxiliary materials for such crude oil and refined products, as well as from our increased consumption of raw materials to meet the rise in output of refinery and petrochemical products. In addition, the increase in trading volume during the period led to a corresponding increase in purchase expenses.

Employee Compensation Costs   Employee compensation costs rose 21.4% from
RMB10,540 million for the six months ended June 30, 2004 to RMB12,800 million for the six months ended June 30, 2005. This was primarily due to the improvement in the Company's operating results which led to the increase in the wages and welfare expenses of staff and workers; as well as the further development of the Company's retail network which led to the increase in labour service costs.

Exploration Expenses   Exploration expenses increased 51.5% from RMB5,630
million for the six months ended June 30, 2004 to RMB8,528 million for the six months ended June 30, 2005. This was mainly due to the Company appropriately increasing its input relating to oil and gas exploration when oil prices were high.

Depreciation, Depletion and Amortization   Depreciation, depletion and
amortization increased 4.2% from RMB24,746 million for the six months ended June 30, 2004 to RMB25,791 million for the six months ended June 30, 2005. This was mainly attributable to an increase in the amount of property, plant and equipment which led to a corresponding increase in depreciation and depletion.

Selling, General and Administrative Expenses   Selling, general and
administrative expenses increased 7.8% from RMB12,794 million for the six months ended June 30, 2004 to RMB13,797 million for the six months ended June 30, 2005. This was primarily due to an increase in transportation expenses caused by an increase in the sales volume of refined products.

Taxes other than Income Tax   Taxes other than income tax increased 13.2% from
RMB9,417 million for the six months ended June 30, 2004 to RMB10,660 million for the six months ended June 30, 2005. The increase was primarily due to an increase in consumption tax and surcharges as a result of an increase in the sales volume of gasoline and diesel oil by the Group's refineries and also an increase in compensation fees for mineral resources due to an increase in crude oil and natural gas revenues.

Profit from Operations   As a result of the factors discussed above, profit from
operations increased 33.1% from RMB64,256 million for the six months ended June 30, 2004 to RMB85,537 million for the six months ended June 30, 2005.

Net Exchange Gain   The net exchange gain increased from RMB10 million for the six months ended June 30, 2004 to RMB80 million for the six months ended
June 30, 2005. This was primarily due to a depreciation of the value of the Japanese Yen and the Euro against Renminbi during the first half of this year.

Net Interest Expenses   Net interest expenses decreased 32.5% from RMB960
million for the six months ended June 30, 2004 to RMB648 million for the six months ended June 30, 2005. The decrease in net interest expenses was primarily due to a decrease in the average proportion of interest-bearing debts which led to the decrease in interest expenses and sufficient cash flow generated from operating activities which led to the increase in interest income.

Profit Before Taxation   Profit before taxation rose 33.7% from RMB63,909
million for the six months ended June 30, 2004 to RMB85,467 million for the six months ended June 30, 2005.

Taxation   Taxation increased 29.9% from RMB17,899 million for the six months ended June 30, 2004 to RMB23,246 million for the six months ended June 30, 2005. The increase was mainly due to an increase in taxable profits.

Net Profit   As a result of the factors discussed above, net profit increased
36.1% from RMB45,276 million for the six months ended June 30, 2004 to RMB61,624 million for the six months ended June 30, 2005.


SEGMENT INFORMATION

EXPLORATION AND PRODUCTION

Turnover Turnover increased 44.6% from RMB99,526 million for the six months ended June 30, 2004 to RMB143,895 million for the six months ended June 30, 2005. The increase was mainly attributable to the increases in prices and sales volume of crude oil and the increase in sales volume of natural gas. During the first half of 2005, our average realized crude oil price was US$43.42 per barrel, representing an increase of 45.9% from US$29.76 per barrel for the corresponding period in the first half of 2004.

Intersegment sales increased 51.3% from RMB80,270 million for the six months ended June 30, 2004 to RMB121,484 million for the six months ended June 30, 2005. The increase was mainly due to the increase in prices and sales volume of crude oil and the increase in sales volume of natural gas.

Operating Expenses Operating expenses increased 26.4% from RMB46,825 million for the six months ended June 30, 2004 to RMB59,202 million for the six months ended June 30, 2005. The increase was principally due to the increase in costs of purchase, employee compensation, depreciation and depletion of fixed assets and exploration expenses.

Profit from Operations   As a result of the factors discussed above, profit from
operations increased 60.7% from RMB52,701 million for the six months ended June 30, 2004 to RMB84,693 million for the six months ended June 30, 2005.


REFINING AND MARKETING

Turnover   Turnover rose 46.1% from RMB137,491 million for the six months ended
June 30, 2004 to RMB200,883 million for the six months ended June 30, 2005. The increase was caused by increases in sales volume and prices of key refined products as well as the increase of international trading volume and trading revenue.

Revenue from sales of gasoline grew 45.1% from RMB37,621 million for the six months ended June 30, 2004 to RMB54,570 million for the six months ended June 30, 2005. The increase was mainly due to increased prices and sales volume of gasoline. The average realized selling price of gasoline surged 17.3% from RMB3,362 per ton for the six months ended June 30, 2004 to RMB3,943 per ton for the six months ended June 30, 2005. The sales volume of gasoline increased 23.7% from 11.19 million tons for the six months ended June 30, 2004 to 13.84 million tons for the six months ended June 30, 2005.

Revenue from sales of diesel grew 31.0% from RMB62,491 million for the six months ended June 30, 2004 to RMB81,888 million for the six months ended June 30, 2005. The increase was mainly due to increased sales prices and volume of diesel. The average realized selling price of diesel increased 16.2% from RMB2,980 per ton for the six months ended June 30, 2004 to RMB3,463 per ton for the six months ended June 30, 2005. The sales volume of diesel increased 12.7% from 20.97 million tons for the six months ended June 30, 2004 to 23.64 million tons for the six months ended June 30, 2005.

Revenue from sales of kerosene grew 16.2% from RMB2,632 million for the six months ended June 30, 2004 to RMB3,059 million for the six months ended June 30, 2005. The increase was mainly due to increased sales prices of kerosene.

Intersegment sales revenue increased 58.9% from RMB9,504 million for the six months ended June 30, 2004 to RMB15,098 million for the six months ended June 30, 2005. The increase was mainly due to increases in sales volume and sales prices of the key refined products.

Operating Expenses   Operating expenses increased 60.9% from RMB128,507 million for the six months ended June 30, 2004 to RMB206,832 million for the six months ended June 30, 2005. The increase was mainly attributable to the increase of the purchase cost of crude oil, other feedstock and refined products from external suppliers, as well as an increase in the trading volume of petrochemical products which led to a corresponding increase in purchase costs.

Profit from Operations   Profit from operations for the six months ended June
30, 2005 was a loss of RMB5,949 million. Profit from operations for the six months ended June 30, 2004 was RMB8,984 million. The decrease was mainly due to the level of increase in refined oil prices is way lower than that of the increase in crude oil prices in China in the first half of the year.


CHEMICALS AND MARKETING

Turnover   Turnover rose 45.6% from RMB25,434 million for the six months ended
June 30, 2004 to RMB37,035 million for the six months ended June 30, 2005. The growth in turnover of this segment was principally due to increases in the sales volume and selling prices of key chemical products.

Operating Expenses   Operating expenses increased 33.2% from RMB23,481 million
for the six months ended June 30, 2004 to RMB31,279 million for the six months ended June 30, 2005. The increase was mainly due to increased expenses in the purchase of raw materials.

Profit from Operations   As a result of the factors discussed above, profit from
operations increased 194.7% from RMB1,953 million for the six months ended June 30, 2004 to RMB5,756 million for the six months ended June 30, 2005.


NATURAL GAS AND PIPELINE

Turnover   Turnover increased 33.2% from RMB8,917 million for the six months ended June 30, 2004 to RMB11,874 million for the six months ended June 30, 2005. The increase was primarily due to an increase in the sales volume of natural gas and an increase in the price and volume of natural gas from pipeline transmission.

Operating Expenses   Operating expenses increased 35.3% from RMB7,684 million
for the six months ended June 30, 2004 to RMB10,396 million for the six months ended June 30, 2005. This was mainly due to increased expenses in the purchase of gas and an increase in depreciation charges caused by the commencement of operation of the western section of the West-East Gas Pipeline.

Profit from Operations   As a result of the factors discussed above, profit from
operations increased 19.9% from RMB1,233 million for the six months ended June 30, 2004 to RMB1,478 million for the six months ended June 30, 2005.


LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2005, the Group's primary sources of funds were cash generated from operating activities, short-term and long-term borrowings. The Group's funds were used for operating activities, capital expenditures, repaying short-term and long-term borrowings and distribution of dividends to shareholders of the Company.

For the six months ended June 30, 2005, short-term debts represented approximately 5.3% of the Group's capital employed as compared with approximately 6.2% for the six months ended June 30, 2004. Our ability to obtain adequate financing may be affected by our financial condition and operating results and the conditions of the domestic and foreign capital markets. We must seek approvals from the relevant PRC government authorities before raising funds in the domestic and foreign capital markets. In general, we must obtain PRC government approvals for any project involving significant capital investments in our Refining and Marketing segment, Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

We plan to fund our capital and related investments principally from the cash generated from operating activities and short-term and long-term borrowings. For the six months ended June 30, 2005, net cash generated from operating activities was RMB92,099 million. As at June 30, 2005, we had cash and cash equivalents of RMB69,857 million. Cash and cash equivalents were mainly denominated in Renminbi (Renminbi accounting for approximately 99.3% and United States Dollar accounting for approximately 0.7%).

The table below sets forth our cash flows for the six months ended June 30, 2005 and the six months ended June 30, 2004 and our cash equivalents at the end of each period.



                                                                             SIX MONTHS ENDED JUNE 30
                                                                            ---------------------------
                                                                             2005               2004
                                                                             ----               ----
                                                                             (RMB               (RMB
                                                                            MILLION)           MILLION)
                                                                            --------           --------

Net cash generated from operating activities                                 92,099             65,870
Net cash used for investment activities                                     (30,075)           (26,509)
Net cash used for financing activities                                      (31,149)           (17,541)
Cash and cash equivalents at the end of each period                          69,857             52,726



CASH GENERATED FROM OPERATING ACTIVITIES

Our net cash generated from operating activities during the first half of this year increased 39.8% from RMB65,870 million for the six months ended June 30, 2004 to RMB92,099 million for the six months ended June 30, 2005. This substantial increase was mainly attributable to the considerable increase in profits and payables during the period.

As at June 30, 2005, our working capital was RMB25,274 million. As at December 31, 2004, our working capital deficit was RMB4,523 million. The increase in working capital was primarily due to an increase in receivables and prepayments, inventories and cash and cash equivalents.


CASH USED FOR FINANCING ACTIVITIES

Compared with the six months ended June 30, 2004, our net cash used for financing activities increased 77.6% for the six months ended June 30, 2005. This was mainly due to a higher cash dividend paid in respect of the ordinary shares for the first half of this year than that of the corresponding period of last year.

The table below sets out our net borrowings as at June 30, 2005 and December 31, 2004:


                                                                            JUNE 30,           DECEMBER 31,
                                                                              2005                 2004
                                                                            --------           ------------
                                                                              (RMB                 (RMB
                                                                            MILLION)             MILLION)
                                                                            --------             --------

Short-term borrowings (including current portion of long-term
 borrowings)                                                                 28,303               28,093
Long-term borrowings                                                         35,357               38,769
                                                                             ------               ------
Total borrowings                                                             63,660               66,862
                                                                             ======               ======
Less: Cash and cash equivalents                                              69,857               38,982
                                                                             ------               ------
Net borrowings                                                               (6,197)              27,880
                                                                             ======               ======

The maturity profile of the long-term borrowings of the Group is as follows:


                                                                          PRINCIPAL AS          PRINCIPAL AS
                                                                               AT                    AT
                                                                         JUNE 30, 2005       DECEMBER 31, 2004
                                                                         -------------       -----------------
                                                                         (RMB MILLION)         (RMB MILLION)
                                                                         -------------         -------------

To be repaid within one year                                                15,658                 16,769
To be repaid within one to two years                                        15,771                  8,367
To be repaid within two to five years                                       12,376                 23,035
To be repaid after five years                                                7,210                  7,367
                                                                            ------                 ------
                                                                            51,015                 55,538
                                                                            ======                 ======

Of the total borrowings of the Group as at June 30, 2005, approximately 30.9% were fixed-rate loans and approximately 69.1% were floating-rate loans. Of the borrowings as at June 30, 2005, approximately 85.03% were denominated in Renminbi, approximately 13.6% were denominated in US Dollars, approximately 0.39% were denominated in Pound Sterling, approximately 0.51% were denominated in Japanese Yen, and approximately 0.47% were denominated in Euro.

As at June 30, 2005, borrowings owed to China Petroleum Finance Company Limited amounted to RMB24,069 million. Borrowings owed to state-owned banks and other state-owned financial institutions (excluding banks) amounted to RMB32,872 million and borrowings owed to other related parties amounted to RMB15 million.

As at June 30, 2005, short-term borrowings and long-term borrowings owed to China Petroleum Finance Company Limited amounted to RMB490 million and RMB23,579 million respectively.

As at June 30, 2005, loans of the Group consisted of RMB70 million secured loans (finance lease and bank loans) (RMB60 million as at December 31, 2004), of which RMB64 million (RMB39 million as at December 31, 2004) were secured by plant and equipment of the Group valued at RMB72 million (RMB246 million as at December 31, 2004). As ownership of leased assets will be transferred to the lessor in case of default, lease obligations are in fact secured obligations. As at June 30, 2005, finance lease obligations of the Group amounted to RMB6 million (RMB21 million as at December 31, 2004), and were secured with properties, plant and equipment held under finance lease with a book value of RMB113 million (RMB175 million as at December 31, 2004).

As at June 30, 2005, the debt to capitalization ratio (debt to capitalization ratio = total debts/(total debts + total equity)) was 11.9% (13.3% as at December 31, 2004).


CAPITAL EXPENDITURES

The table below sets out our capital expenditures by business segments for each of the six months ended June 30, 2005 and the six months ended June 30, 2004. During the first half of 2005, capital expenditures increased 10.1% from RMB28,691 million for the six months ended June 30, 2004 to RMB31,592 million for the six months ended June 30, 2005. The increase in capital expenditure was primarily due to the appropriate increase in expenditure relating to oil and gas exploration and development when oil prices were high. Further, the price of production raw materials, such as steel, fuel, water and electricity, increased which led to an increase in investment.


                                                                                                               ESTIMATE FOR THE
                                              FIRST HALF OF 2005              FIRST HALF OF 2004                 YEAR OF 2005
                                              ------------------              ------------------               -----------------
                                        (RMB MILLION)           %        (RMB MILLION)          %       (RMB MILLION)           %
                                        -------------           -        -------------          -       -------------           -

Exploration and Production                  20,630*            65.3         19,146*            66.7         61,160*            62.7
Refining and Marketing                       4,614             14.6          4,526             15.8         14,590             15.0
Chemicals and Marketing                      2,633              8.3          1,062              3.7          8,350              8.6
Natural Gas and Pipeline                     3,651             11.6          3,905             13.6         12,400             12.7
Others                                          64              0.2             52              0.2          1,000              1.0
                                            ------           ------         ------           ------         ------           ------
Total                                       31,592            100.0         28,691            100.0         97,500            100.0
                                            ======           ======         ======           ======         ======           ======


* If geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2004 and the first half of 2005, and the estimate of the same for the entire 2005 would be RMB21,646 million, RMB24,028 million and RMB66,660 million, respectively.


EXPLORATION AND PRODUCTION

The majority of the Group's capital expenditures is related to the Exploration and Production segment. For the six months ended June 30, 2005, capital expenditures in relation to exploration and production amounted to RMB20,630 million, including RMB3,727 million for exploration activities and RMB15,953 million for development activities. For the six months ended June 30, 2004, capital expenditures in relation to this segment totalled RMB19,146 million, including RMB3,665 million for exploration activities and RMB14,481 million for development activities. The increase in capital expenditures was mainly due to the increased expenditures relating to oil and gas exploration and development.

It is estimated that for the twelve months ending December 31, 2005, capital expenditures of the Group in the Exploration and Production segment will amount to RMB61,160 million. Approximately RMB10,960 million is expected to be used for oil and gas exploration, and approximately RMB50,200 million will be used for oil and gas development. Exploration and development is expected to be mainly carried out in the Erdos, Junggar, Tarim, Songliao, Sichuan and Bohai Bay basins.


REFINING AND MARKETING

For the six months ended June 30, 2005, capital expenditures of the Group in the Refining and Marketing segment amounted to RMB4,614 million, of which RMB2,487 million was spent on the expansion of the retail marketing network of our refined products and storage infrastructure facilities, and RMB1,181 million was spent on upgrading our refining facilities. For the six months ended June 30, 2004, capital expenditures for this segment totalled RMB4,526 million. The capital expenditures during this period were basically the same as that during the same period last year.

It is estimated that capital expenditures of the Group for the Refining and Marketing segment for the twelve months ending December 31, 2005 will amount to RMB14,590 million, including approximately RMB7,250 million to be spent on construction and expansion of refining facilities; and approximately RMB7,340 million to be spent on investments in our refined product retail marketing network.


CHEMICALS AND MARKETING

For the six months ended June 30, 2005, capital expenditures in the Chemicals and Marketing segment were RMB2,633 million, compared with RMB1,062 million for the six months ended June 30, 2004. The increase in capital expenditures was mainly because the ethylene upgrading and expansion project of Lanzhou Petrochemical Company, the propylene projects of Daqing Refinery and Petrochemical Company and Dalian Petrochemical Company and the PTA project of Liaoyang Petrochemical Company, amongst other projects, were in their peak construction period.

It is estimated that for the twelve months ending December 31, 2005, capital expenditures of the Group in the Chemicals and Marketing segment will amount to RMB8,350 million. The capital expenditures are expected to mainly be used for upgrading ethylene facilities in Daqing, Jilin, Lanzhou and Dushanzi, and the PTA project of Liaoyang Petrochemical Company.


NATURAL GAS AND PIPELINE

For the six months ended June 30, 2005, capital expenditures in the Natural Gas and Pipeline segment amounted to RMB3,651 million. RMB3,375 million of these expenditures was spent on construction of long distance pipelines and RMB2,327 million of such amount was spent on the West-East Gas Pipeline project. For the six months ended June 30, 2004, capital expenditures in the segment totalled RMB3,905 million. The decrease in capital expenditures was mainly due to a dramatic decrease in expenditures relating to the second Shaanxi-Beijing Pipeline Project.

It is estimated that for the twelve months ending December 31, 2005, capital expenditures of the Group in the Natural Gas and Pipeline segment will amount to RMB12,400 million, of which approximately RMB7,000 million will be invested in the West-East Gas Pipeline project, the Zhongxian-Wuhan pipeline, and the second Shaanxi-Beijing pipeline and approximately RMB5,400 million is expected to be invested in natural gas storage infrastructure facilities and other natural gas, crude oil and refined product transmission pipelines.


OTHERS

The Group's non segment-specific capital expenditures for the six months ended June 30, 2004 and for the six months ended June 30, 2005 were RMB52 million and RMB64 million respectively. These capital expenditures were mainly used for non segment-specific equipment purchases and research and development activities.

It is estimated that the Group's non segment-specific capital expenditures for the twelve months ending December 31, 2005 will amount to RMB1,000 million. These capital expenditures are expected to be used for the construction of water and power supply systems, roads and telecommunications system for the benefit of various segments.


MATERIAL INVESTMENT

For the six months ended June 30, 2005, the Group did not hold any material investment.


MATERIAL ACQUISITION OR DISPOSAL

Under an acquisition agreement between the Company and CNPC dated March 28, 2005, the Company has acquired the petroleum and natural gas-related refinery and petrochemical businesses respectively owned by CNPC's wholly-owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited and Qingyang Refinery and Petrochemical Company Limited. The Company has paid RMB9.14 million in cash as consideration for the acquisition. Pursuant to the Listing Rules, the acquisition constitutes a connected transaction of the Company, and the details of the transaction were announced on March 30, 2005.


POST-BALANCE SHEET EVENTS

The Company signed an acquisition agreement ("ACQUISITION AGREEMENT") and an equity transfer agreement ("TRANSFER AGREEMENT") with wholly owned subsidiaries of CNPC on June 9, 2005. Under the Acquisition Agreement, the Company agreed to acquire a 50% equity interest in ("CHINESE CHARACTERS") (Zhong You Kan Tan Kai Fa Company Limited) ("NEWCO"), which is currently 100% held by two wholly owned subsidiaries of CNPC, at a total consideration of approximately RMB20,741 million. The Company also agreed to enter into the Transfer Agreement at the same time with the Acquisition Agreement pursuant to which the Company has agreed to transfer the equity interest in PetroChina International Ltd, a wholly owned subsidiary of the Company, to Newco for the price of RMB579 million.

As the acquisition and equity transfer constitute connected transactions of the Company, approval of the relevant regulatory authorities and the independent shareholders of the Company were required. The two agreements were approved by the independent shareholders of the Company in a general meeting held on August 16, 2005.

When the Acquisition Agreement and the Transfer Agreement are completed, the Company and China National Oil and Gas Exploration and Development Corporation ("CNODC") will each hold 50% equity interests in Newco. CNODC intends to transfer its 50% equity interests in Newco to CNPC at nil consideration. The Company will be entitled to appoint four out of the seven directors of Newco and will therefore have actual control over Newco. As the Company's investment in Newco and the transfer of equity interests in PetroChina International Ltd to Newco are considered transactions under CNPC's common control, the pooling of interests method is adopted for the necessary accounting treatments. The consolidated financial statements of the Company will be re-presented on the basis that the Company and Newco had already been consolidated.


FOREIGN EXCHANGE RATE RISK

From July 21, 2005, the PRC government has reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the base currency of the Company and most of its consolidated entities, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the results of operations of the Group. An appreciation of Renminbi against United States Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may be reduced. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group. The results of operations and the financial position of the Group may also be affected by fluctuations in exchange rates of a number of other foreign currencies against Renminbi.


COMMODITY PRICE RISK

The Group is engaged in a wide range of petroleum-related activities. The global oil and gas market is affected by international political, economic and military developments and global demand for and supply of oil and gas. As the prices of Chinese crude oil and refined products are determined by reference to international benchmark prices, fluctuations of prices of crude oil and refined products in the international market will directly or indirectly, affect prices of Chinese crude oil and refined products. A decrease in the prices of crude oil and refined products could adversely affect the Group's financial position. The Group has not used derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Accordingly, the Group is exposed to general price fluctuations of oil and gas commodities in 2005 and will remain to be so exposed thereafter.


INDUSTRY RISK

Like other oil and natural gas companies in China, the Company's operating activities are subject to regulation and control by the PRC government in many aspects. Regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards, is expected to have an impact on the Company's business operations. As a result, the Company may be subject to relatively significant restrictions when implementing its business strategy, developing and expanding its business or maximizing its profitability. Any future changes in PRC governmental policies on the crude oil and natural gas industry may also affect the Company's business operations.


EMPLOYEES

Number of Employees

As at June 30, 2004 and June 30, 2005, the Group had 422,288 and 423,200 employees respectively. The table below sets out the number of employees of business segments as at June 30, 2005:


                                                                     NUMBER OF EMPLOYEES       % OF TOTAL
                                                                     -------------------       ----------

Exploration and Production                                                 235,794                55.7
Refining and Marketing                                                     115,535                27.3
Chemicals and Marketing                                                     58,916                13.9
Natural Gas and Pipeline                                                    10,150                 2.4
Others*                                                                      2,805                 0.7
                                                                           -------               -----
Total                                                                      423,200               100.0
                                                                           =======               =====


* Including staff of Company headquarters, business segment head offices, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute and Oil Refining and Petrochemical Technological Research Centres.


Employee Compensation

For the six months ended June 30, 2005, the total employee compensation payable by the Group was RMB8,048 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high calibre personnel, and motivating all staff for the realization of the best results.

The Company's senior management remuneration system links senior management members' financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. The senior management members have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.


                                                                    STOCK APPRECIATION
                                                 FIXED SALARY             RIGHTS            PERFORMANCE BONUS
                                                 ------------       ------------------      -----------------
                                                      (%)                   (%)                    (%)
                                                      ---                   ---                    ---

Chairman                                              30                     70                      0
President                                             25                     60                     15
Vice-President                                        25                     60                     15
Departmental General Manager                          25                     50                     25


Details of the emoluments of directors and supervisors as at June 30, 2005 and June 30, 2004 are as follows:


                                                                SIX MONTHS ENDED             SIX MONTHS ENDED
                                                                  JUNE 30, 2005               JUNE 30, 2004
                                                                ----------------             -----------------
                                                                    (RMB'000)                   (RMB'000)
                                                                    ---------                   ---------

Directors and supervisors emoluments                                     62                         58
Salaries, allowances and other benefits                                 927                        647
Contribution to retirement benefit scheme                                28                         17
                                                                      -----                        ---
                                                                      1,017                        722
                                                                      =====                        ===

The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the current period):


                                                               AS AT JUNE 30, 2005         AS AT JUNE 30, 2004
                                                               -------------------         -------------------
                                                                      NUMBER                     NUMBER
                                                                      ------                     ------

Nil -- RMB1,000,000                                                     20                         24
                                                                        ==                         ==

Upon exercise of their share options, senior management staff will not receive any shares in the Company. Instead, they will receive, by way of stock appreciation rights, a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.


Workforce Reduction Plan

During the period from 1999 to 2002, a total of 58,300 people were laid off, which has met the target of laying off 50,000 employees originally committed by the Company.

The Company does not have any plan for any substantial reduction of its workforce in the next few years, but will continue to keep a strict control on the total number of employees. Workforce required for new projects or expanded production capacity will first be obtained by way of tapping existing resources and making use of any spare capacity.

Training Programmes

In order to satisfy the needs for developing the Company into a major and internationally competitive oil company, this year the Company focuses on training high-level, high-skilled and international talents in its training programme. The Company will focus on the training of core employees, actively implement the strategy of a strongly manpowered enterprise, continue to build up the operating and management team, the technology renovation team and the skillful operators' team so as to achieve an overall improvement in the quality of its staff and ensure the supply of talents required for the continuous, steady, rapid and co-ordinated development of the Company.


CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as of June 30, 2005 is as follows:


BANK AND OTHER GUARANTEES

As at June 30, 2005, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.


                                                                      JUNE 30, 2005   DECEMBER 31, 2004
                                                                      -------------   -----------------
                                                                      (RMB MILLION)     (RMB MILLION)
                                                                      -------------     -------------

Guarantees in respect of borrowings of associated companies                 211              203
                                                                            ===              ===


ENVIRONMENTAL LIABILITIES

CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Future environmental legislation cannot reasonably be estimated at present, but such legislation could have a significant impact. However, under existing legislation, except for the amounts which have already been included in the financial statements, the management believes that there is no liabilities for environment obligations that may have a material adverse effect on the financial position of the Group.


LEGAL CONTINGENCIES

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any potential liabilities which may arise will not have a material adverse effect on the financial position of the Group.


LEASING OF LAND, ROADS AND BUILDINGS

According to the restructuring agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company as follows:

     o CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

     o CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

     o CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at June 30, 2005, CNPC obtained formal land use right certificates in relation to 26,549 out of the above-mentioned 28,649 parcels of land, and some building ownership certificates for the above-mentioned buildings, but did not complete the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not yet been completed. In the management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.


GROUP INSURANCE

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for its property, facilities or equipment for its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverages are not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.


OTHERS

In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and deaths to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided the Company with drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.


MARKET REVIEW

Crude Oil Market Review

During the first half of 2005, international crude oil prices continued to rise due to high demand and tight supply. Despite various controls and influences, the oil market and prices were subject to significant fluctuations. The international oil prices hit the record high repeatedly. WTI, Brent and Minas crude oil in the first half of the year averaged US$51.49, US$49.65 and US$50.87 per barrel respectively, representing an increase of US$14.68, US$15.99 and US$17.73 per barrel respectively from the first half of 2004. Domestic crude oil prices rose accordingly under the impact of international oil prices. The average realized price was higher than that of the first half of 2004.

Domestic import of crude oil continued to grow during the first half of 2005. Domestic net crude oil import surged 3.2% to 59.81 million tons compared with the corresponding period of last year. Domestic crude oil output and the amount of crude oil processed reached 90.46 million tons and 134 million tons respectively.

Refined Products Market Review

During the first half of 2005, although the PRC government strengthened control on the domestic macro-economy, demand for refined products still remained relatively high. In general, resources were tight and market prices continued to rise and hit new historical highs repeatedly. From January to June, nominal consumption increased 5.56% to 79.88 million tons compared with the same period of last year. By the end of June 2005, the refined products inventory held by the Company and Sinopec dropped to 7.34 million tons, a reduction of 0.8 million tons compared with the corresponding period of last year.

The PRC government has made appropriate adjustments to the prices of domestic refined products during the first half of 2005. However, under the impact of international oil prices, the average benchmark prices of gasoline and diesel were still higher than the level during the corresponding period of last year.


Chemical Products Market Review

During the first half of 2005, as international oil prices remained high and there was a slow-down in the growth of the domestic economy, the operating results for the petrochemical industry were increasingly divergent. On the one hand, the upstream raw materials industry maintained a high level of profits due to few new production start-ups; on the other hand, the downstream processing industry recorded a significant slowdown in operating results due to high costs. In general, the petrochemical industry during the first half of 2005 featured a period from an increase in growth to a slight slowdown in growth.

It is estimated that in the second half of the year, with the restructuring of the macro-economy and the implementation of measures relating to restrictions of investment, the growth of the economy will be slowed down. However, a growth rate of approximately 9% will be maintained and the growth in demand for petrochemical products will be greater than the growth of gross domestic product. The fourth quarter of 2005 will be a low season and demand will be lower than that during the first half of 2005. With some new petrochemical facilities in China commencing production, supplies will increase significantly. As a result, it is estimated that petrochemical products will gradually be oversupplied for the second half of 2005. It is inevitable that prices of petrochemical products will be unstable and lower and the overall prices will be lower than those in the first half of 2005.


BUSINESS REVIEW

For the six months ended June 30, 2005, total oil and gas output of the Company was 481 million barrels of oil equivalent, including 396.6 million barrels of crude oil and 506.4 billion cubic feet of marketable natural gas, representing an average daily crude oil output of 2.19 million barrels and an average daily marketable natural gas output of 2,798 million cubic feet. A total of 386 million barrels of crude oil and 480.9 billion cubic feet of natural gas were sold during the six months ended June 30, 2005. The Company sold approximately 83.7% of its crude oil to its refineries. During the first half of 2005, lifting cost of the Company was US$5.10 per barrel. For the same period of 2004, lifting cost was US$4.45 per barrel.

For the six months ended June 30, 2005, the Company's refineries processed 379 million barrels of crude oil, representing an average daily processed output of
2.09 million barrels. The Exploration and Production segment provided approximately 84% of the crude oil processed by the Company's refineries. The Company produced approximately 33.32 million tons of gasoline, diesel and kerosene and sold approximately 38.38 million tons of these products. The Company is actively expanding its sales network, and its retail network in particular, in order to maximize the effectiveness from the synergy created by the integration of refining and marketing segment. As at June 30, 2005, there were 17,215 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provided supervisory support. The cash processing cost of the Company's refineries is decreasing constantly, from RMB129 per ton during the first half of 2004 to RMB126 per ton for the same period of 2005.

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During the six months ended June 30, 2005, the Company produced 0.941 million tons of ethylene, 1.311 million tons of synthetic resin, 0.629 million tons of synthetic fibre raw materials and polymer, 0.142 million tons of synthetic rubber, and 1.957 million tons of urea.

The Natural Gas and Pipeline segment is the Company's core business segment for development. For the six months ended June 30, 2005, the Company sold 407.4 billion cubic feet of marketable natural gas through its Natural Gas and Pipeline segment. As at June 30, 2005, the Company owned and operated 18,995 kilometres of regional natural gas pipeline network, of which 17,868 kilometres of the pipeline network were operated by the Natural Gas and Pipeline segment. The Company owned and operated 9,167 kilometres of crude oil pipeline and owned 2,460 kilometres of refined product pipeline.


THE SECOND HALF OF 2005 AND BEYOND

During the first half of 2005, the Company had captured the opportunity in actively developing its business which resulted in the increase in the overall production targets and achieved a notable increase in its results of operations. The price of the Company's H shares repeatedly hit new record highs and the Company has become the largest companies in Asia in terms of market capitalization. The following exemplifies the excellent operating results: oil and gas exploration continued to make new breakthroughs and showed good development prospects; crude oil output increased steadily, natural gas output continued to grow rapidly; processed crude oil increased steadily and key technological and economic indicators improved continuously; petrochemical production availed itself closely of the market opportunity, and both output and profitability of major petrochemical products were higher than their previous levels for the corresponding period; operational efficiency for sales increased continuously and the ability to secure market share increased steadily; smooth progress of key project construction and a number of projects completed earlier than scheduled and commenced production; international operations developed steadily and profitability increased continuously.

At present, international oil prices remain high but unstable. A strengthened and improved macro-economic control results in a steady and rapid growth of the national economy in China. The Company is developing under favourable internal and external circumstances. During the second half of 2005, the Company will keep a close eye on the macro-economic environments and market changes, promptly adjust production and operation strategies and strengthen measures for protection of key and major sectors. The Company will continue to accelerate its steps for increase of crude oil and natural gas reserves and outputs, to improve its ability to secure resources, to steadily organize production of refined oil and petrochemical products, to increase the operational efficiency of sales business, to improve the operations of overseas projects, to develop new businesses, to achieve better operational results, to speed up technological developments, to increase production and construction efficiency and profitability, to further construct the HSE systems in order to create a favourable environment for development.

For the Exploration and Production segment, the Company will continue to give top priority to oil and gas explorations and risk exploration. The Company will seek to achieve large scale development and aim at exploring reserves through its economies of scale by giving priority to key sectors, careful planning, relying on technologies, strengthening management and increasing profitability. In respect of the development of oil and gas fields, the Company will meticulously plan and co-ordinate each step in its production and operation. The Company will implement various measures for output growth for the attainment of the crude oil output target for the year and to ensure a significant increase of natural gas output.

For the Refining and Marketing segment, the Company will continue to optimize the allocation of resources, control the import of crude oil at reasonable levels, lower the crude oil reserves, optimize production, operation and management, effectively control the cost for purchase of crude oil and the cash processing cost of the Company's refineries, balance the refinery throughput and the profitability, and improve various technological and economic indicators. The Company will strengthen the establishment of refined oil marketing network, optimize marketing strategies, build up marketing management, and endeavour to reduce cash marketing cost and costs for wholesales and retails in order to increase sales revenues and profitability.

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For the Chemicals and Marketing segment, the Company will avail itself of the market opportunities, organize and optimize operations in a scientific manner and maintain a stable improvement of the operating results. The Company will also make full use of favourable opportunities including the current thriving market demand and the launch of new facilities in the second half of 2005, make best use of its resources, organize a balance allocation of raw materials, increase variety and output of quality products and increase revenue and profitability. The Company will continue to improve marketing network, promote specialized sales effectively, optimize transportation network, increase sales and presales of new products, and increase direct sales of product and maximize sales and profitability.

For the Natural Gas and Pipeline segment, the Company will supply gas through its key gas pipelines, expedite construction of key energy generation projects and form a new energy generation capability. The Company will further co-ordinate natural gas production, transmission and sales and ensure safe operation of pipelines.

In terms of overseas operations, the Company will continue to use its best efforts for exploration in major regions, to actively further risk explorations, to strengthen its capability for securing overseas resources and to enhance the value of the Company. At present, the global oil and gas sector continues to integrate and the size of acquisitions is also increasing. In order to maintain the growth momentum of our business, we will continue to actively seek opportunities that enhance the medium to long-term growth of our overseas oil and gas production based strictly on our mergers and acquisitions evaluation criteria. Also, we will maintain a strong liquidity position and will actively assess the means of financing in capital markets in order to secure the implementation of the internationalization strategy of the Group.

In future, the Company will continue to expedite exploration and development of oil and gas, to further improve its ability to secure resources, to make strategically significant discoveries and breakthroughs, to set reserves to a new high and to keep the oil reserves replacement ratio greater than 1. In respect of oil field development, the Company will continuously increase its reserves utilization rate, capacity utilization rate and recovery rate, increase the overall development level and ensure a stable and increased crude oil output. In respect of the natural gas sector, the Company will adhere to the policies of "control resources, improve pipeline and network, plan the overall production and sales and ensure safety", maintain a rapid development of natural gas in China and make it the fastest growing sector of the Company. In respect of refining and chemicals sectors, the Company will follow the policies of "make the refining an excellent and quality sector and make the chemicals a powerful and specialized sector", implement an intensive operation and professional management and realize an integrated and harmonious development of production, sales and research. In respect of the overseas operations, the Company will avail itself of the favourable opportunities, adopt various forms of operation, promote a rapid development of the overseas operations and increase its share in the oil and gas resources in the international market.

The Company will continue to pursue the aim of maximizing its benefits and the value for its shareholders and strive to enhance the value of the Company. The Company will further improve its internal control system and supervisory mechanism consistent with the market supervision requirements, invest substantial efforts in system innovations and standardized management and promote a continuous, effective and speedy development of the Company.


INTERIM DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board was authorized by the shareholders to approve the distribution of an interim dividend for 2005 at the shareholders' meeting held on May 26, 2005. The Board has resolved to pay an interim dividend of RMB0.157719 (inclusive of applicable tax) for the six months ended June 30, 2005 on the basis of 45% of the net profit for the period. The interim dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 14, 2005. The Company will close its share register and suspend registration of transfer of shares from September 9, 2005 to September 14, 2005 (both days inclusive). In order to qualify for the interim dividend, all transfer documents must be lodged with the relevant share certificates at the Computershare Hong Kong Investor Services Limited not later than 4 p.m. on September 8, 2005.

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In accordance with Article 149 of its Articles of Association, the Company shall declare dividends payable to shareholders in Renminbi. Dividends payable in respect of State-owned shares shall be paid in Renminbi. Dividends payable in respect of H shares shall be paid in Hong Kong Dollar. The amount of Hong Kong Dollar payable shall be calculated on the basis of the average closing exchange rate between Renminbi and Hong Kong Dollar published by the People's Bank of China during the week before the Board declares the dividend on August 24, 2005, which is RMB1.0422 = HK$1.00. Accordingly, the amount of dividend payable per H share will be HK$0.151333.

The interim dividend will be paid on or around September 30, 2005.


REPURCHASE, SALE OR REDEMPTION OF SECURITIES

For the six months ended June 30, 2005, none of the Company or its subsidiaries has sold any other type of securities of the Company nor has any of them repurchased or redeemed any of the securities of the Company.


DISCLOSURE OF OTHER INFORMATION

Save as mentioned above, there have been no material changes in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Listing Rules since the publication of the annual report of the Group for the year ended December 31, 2004.


COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "MODEL CODE") set out in Appendix 10 of the Listing Rules. Upon enquiry by the Company, all Directors of the Company have confirmed that they have complied with the required standards set out in the Model Code.


COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code on Corporate Governance Practices (the "CODE") contained in Appendix 14 to the Listing Rules throughout the six months ended June 30, 2005. However, the composition of the Examination and Remuneration committee of the Company does not have a majority of independent non-executive directors which deviates from B.1.1 of the Code. To comply with the Code provision, the Company proposes to make appropriate adjustments to the composition of the Examination and Remuneration committee after the election and re-election of directors in the shareholders meeting to be held in early November this year.


AUDIT COMMITTEE

The audit committee of the Company, formed pursuant to Appendix 14 to the Listing Rules, comprises Mr. Franco Bernabe, Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Gong Huazhang. The main function of the audit committee is to review and supervise the financial reporting procedures and the internal supervision procedures of the Group, and to provide opinion to the Board. The audit committee of the Company has reviewed and confirmed the unaudited interim results announcement / the interim report for the six months ended June 30, 2005.


PUBLICATION OF RESULTS ON THE WEBSITE OF THE HKSE AND OF THE COMPANY

The Company will submit to the HKSE and publish on the website of the HKSE (website: http://www.hkex.com.hk) all the information on the results for the six months ended June 30, 2005. This information will also be published on the website of the Company (website: http://www.petrochina.com.cn).

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DIRECTORS OF THE COMPANY

As at the date of this announcement, the Board of Directors comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen, Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.




                                                           By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                                       CHEN GENG
                                                                        Chairman

Beijing, PRC
August 24, 2005